AMENDED AND RESTATATED

FEE WAIVER AND EXPENSE LIMITATION AGREEMENT

SIMPLE CAPITAL TRUST

  Agreement made this 10th day of July, 2007 between Simple Capital, LLC, a Delaware limited liability company (the “Adviser”) and the Simple Capital Trust, a Massachusetts business trust (the “Trust”), on behalf of its Series, the Simple Capital Global Fund (the “Fund”).

 WHEREAS, the Trust has been organized to serve as an investment vehicle primarily for institutional and private client accounts, and both the Trust and the Adviser believe that they and the Trust’s shareholders would benefit if the Fund were to achieve and maintain an amount of assets sufficiently large to result in economies of scale for the Fund and sufficient future revenues for the Adviser. Therefore, the Adviser is agreeing to take certain actions more specifically described below to reduce or eliminate certain costs otherwise borne by shareholders of the Fund and to enhance the returns generated for shareholders of the Fund; and

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1.

The Adviser will, until this Agreement is terminated under Section 3, take one or more of the three actions described in Section 2 to the extent that ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory, transfer agent, and administration fees (but excluding nonrecurring account fees, fees on portfolio transactions such as exchange fees and interest on securities sold short, interest on securities bought on margin, taxes, brokerage commissions, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund's business) (the "Fund Operating Expenses"), exceed 1.40% of the Fund’s average daily net assets.

2.

The Advisor will use its best efforts to cause the Fund to maintain the expense level described in Section 1 by taking one or more of the following actions: (i) waiving a portion of its fee under the Management Contract between the Advisor and the Trust relating to the Fund; (ii) reimbursing the Fund for expenses exceeding the Expense Limitation; or (iii) paying directly expenses that may exceed the Expense Limitation.

3.

This Agreement shall have an initial term ending on June 9, 2011 and shall automatically be continued thereafter for successive 1-year periods unless the Advisor terminates this Agreement by giving six months written notice prior to the next occurring anniversary date to the other party.

4.

The Adviser understands and acknowledges that the Trust intends to rely on this Agreement, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of the Fund’s net asset value.

5.

A copy of the Agreement and the Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Board of Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding upon the assets and property of the Trust; provided, however, that the Agreement and Declaration of Trust of the Trust provides that the assets of a particular series of the Trust shall under no circumstances be charged with liabilities attributable to any other series of the Trust and that all persons extending credit to, or contracting with or having any claim against a particular series of the Trust shall look only to the assets of that particular series for payment of such credit, contract or claim.

6.

This Agreement constitutes the entire agreement between the Adviser and the Trust concerning the subject matter hereof and supersedes all prior oral and written agreements and understandings between the parties concerning such subject matter.

IN WITNESS WHEREOF, the Trust, on behalf of the Fund, and the Adviser have caused this Agreement to be executed on the day and year above written.

SIMPLE CAPITAL TRUST By: /s/ Jose P. Sanchez Name: Jose P. Sanchez As Trustee, and not individually	SIMPLE CAPITAL, LLC By: /s/ Oriosto Medrano Santana Name: Oriosto Medrano Santana Title: Chief Executive Officer
SIMPLE CAPITAL TRUST By: /s/ Peter Delaney Name: Peter Delaney As Trustee, and not individually
SIMPLE CAPITAL TRUST By: /s/ Ryan Hanna Name: Ryan Hanna As Trustee, and not individually

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